Malik Law Group LLC Attorneys At Law
Bilal Malik T 678.279.5478 bilal.malik@maliklawgroup.com	Regions Plaza 1180 West Peachtree Street | Suite 1910 Atlanta, GA 30309 maliklawgroup.com

May 8, 2020

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Dynamic Shares Trust (the “Registrant”) - CIK No. 0001771951
● Amendment No. 1 to Draft Registration Statement on Form S-1 (DRS), submitted November 27, 2019
● Registration Statement on Form S-1, filed May 8, 2020

Dear Sir or Madam:

This letter responds to the correspondence from the Staff of the Securities and Exchange Commission (the “SEC”) dated December 13, 2019 providing comments on the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (DRS), submitted November 27, 2019 by the Registrant (the “Prior Filing”).

The Registrant today filed via EDGAR its non-confidential Registration Statement on Form S-1 (the “New Filing”). We will separately provide you with a courtesy copy of the New Filing that is redlined against the Prior Filing. The remainder of this letter responds to the Staff’s comments on the Prior Filing, which are set forth below along with our responses on behalf of the Registrant.

Amendment No. 1 to Draft Registration Statement

Cover page

1.	We note your response to comment 3, however, we disagree that the fact that this is a continuous offering means that it is also perpetual. Please revise to clarify that the offering does not have a termination date.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the New Filing to clarify that the offering shall terminate on the third anniversary following the date the registration statement is declared effective by the Securities and Exchange Commission, unless suspended or terminated at any earlier time for certain reasons specified in the prospectus or unless extended as permitted under the rules of the Securities Act of 1933.

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

May 8, 2020

Creation and Redemption of Shares, page 45

2.	We note your response to comment 7. Please disclose the response in an appropriate location in the registration statement.

Response: The Registrant acknowledges and understands the Staff’s comment and has revised the New Filing to disclose the response in item (2) of each of the subsections entitled “Suspension or Rejection of Purchase Orders” on page 47 and “Suspension or Rejection of Redemption Orders” on page 49 under the section entitled “Creation and Redemption of Shares” in the New Filing.

Sincerely yours,

/s/ Bilal H. Malik
Bilal H. Malik, Esq.,
For the Firm

cc:	Xinyu Jiang/Dynamic Shares Trust
Babette Cooper/U.S. Securities and Exchange Commission
Kristina Marrone/U.S. Securities and Exchange Commission
Ronald (Ron) Alper/U.S. Securities and Exchange Commission
Pam Long/ U.S. Securities and Exchange Commission
Laura Anthony, Esq./Anthony L.G., PLLC
Craig D. Linder, Esq./Anthony L.G., PLLC